Lightspeed Commerce Inc.
(formerly known as Lightspeed POS Inc.)
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three and six months ended September 30, 2021
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at September 30 and March 31, 2021

(expressed in thousands of US dollars)
	Notes	September 30, 2021	March 31, 2021
Assets		$	$

Current assets
Cash and cash equivalents		1,180,174	807,150
Trade and other receivables	11	32,046	24,771
Inventories		2,926	1,573
Other current assets	10	19,294	24,171

Total current assets		1,234,440	857,665

Lease right-of-use assets, net		25,583	21,206
Property and equipment, net		11,500	8,342
Intangible assets, net	4	396,779	234,493
Goodwill	4	1,557,293	971,939
Other long-term assets	12	17,114	11,504
Deferred tax assets		51	170

Total assets		3,242,760	2,105,319

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	13	78,632	65,052
Lease liabilities		7,088	5,120
Income taxes payable		397	114
Current portion of deferred revenue		58,425	43,116

Total current liabilities		144,542	113,402

Deferred revenue		2,405	2,796
Lease liabilities		22,999	20,558
Long-term debt	15	29,805	29,770
Accrued payroll taxes on stock-based compensation		4,774	3,154
Deferred tax liabilities		6,371	1,356

Total liabilities		210,896	171,036

Shareholders’ equity
Share capital	16	3,708,709	2,526,448
Additional paid-in capital		64,691	35,877
Accumulated other comprehensive income	17, 19	4,645	9,715
Accumulated deficit		(746,181)	(637,757)

Total shareholders’ equity		3,031,864	1,934,283

Total liabilities and shareholders’ equity		3,242,760	2,105,319

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and six months ended September 30, 2021 and 2020

(expressed in thousands of US dollars, except per share amounts)
		Three months ended September 30,		Six months ended September 30,
	Notes	2021	2020	2021	2020
		$	$	$	$

Revenues	5	133,218	45,493	249,138	81,722

Direct cost of revenues	6, 7	68,272	17,907	126,619	31,422

Gross profit		64,946	27,586	122,519	50,300

Operating expenses
General and administrative	7	23,081	8,230	45,358	15,029
Research and development	7	30,092	12,141	52,308	21,880
Sales and marketing	7	51,693	19,580	93,963	35,837
Depreciation of property and equipment		1,020	439	1,889	851
Depreciation of right-of-use assets		2,008	872	3,633	1,699
Foreign exchange loss		6	290	255	770
Acquisition-related compensation		9,032	2,276	11,046	7,405
Amortization of intangible assets		22,797	4,404	39,810	8,809
Restructuring		—	—	197	—

Total operating expenses		139,729	48,232	248,459	92,280

Operating loss		(74,783)	(20,646)	(125,940)	(41,980)

Net interest income (expense)	8	719	(132)	945	(433)

Loss before income taxes		(74,064)	(20,778)	(124,995)	(42,413)

Income tax expense (recovery)
Current		95	43	725	98
Deferred	4	(15,072)	(1,355)	(17,296)	(2,929)

Total income tax recovery		(14,977)	(1,312)	(16,571)	(2,831)

Net loss		(59,087)	(19,466)	(108,424)	(39,582)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		(4,429)	6,076	(4,125)	12,969
Change in net unrealized loss on cash flow hedging instruments		(945)	—	(945)	—

Total other comprehensive income (loss)	17, 19	(5,374)	6,076	(5,070)	12,969

Total comprehensive loss		(64,461)	(13,390)	(113,494)	(26,613)

Net loss per share – basic and diluted	9	(0.43)	(0.20)	(0.80)	(0.42)

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the six months ended September 30, 2021 and 2020

(expressed in thousands of US dollars)
	Six months ended September 30,
	2021	2020
Cash flows from (used in) operating activities	$	$
Net loss	(108,424)	(39,582)
Items not affecting cash and cash equivalents
Acquisition-related compensation	8,972	3,122
Amortization of intangible assets	39,810	8,809
Depreciation of property and equipment and lease right-of-use assets	5,522	2,550
Deferred income taxes	(17,296)	(2,929)
Stock-based compensation expense	37,043	12,123
Unrealized foreign exchange loss (gain)	429	(109)
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(321)	465
Inventories	(1,353)	(166)
Other assets	(3,858)	(19)
Accounts payable and accrued liabilities	9,286	3,974
Income taxes payable	283	(1)
Deferred revenue	1,841	(5,166)
Accrued payroll taxes on stock-based compensation	1,371	1,706
Net interest (income) expense	(945)	433

Total operating activities	(27,640)	(14,790)

Cash flows from (used in) investing activities
Additions to property and equipment	(3,532)	(646)
Acquisition of businesses, net of cash acquired	(398,567)	(1,435)
Movement in restricted term deposits	344	—
Interest income	2,281	896

Total investing activities	(399,474)	(1,185)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	14,823	5,052
Proceeds from issuance of share capital	823,515	332,334
Share issuance costs	(33,659)	(17,657)
Payment of lease liabilities and movement in restricted lease deposits	(3,049)	(1,826)
Financing costs	(788)	(1,015)

Total financing activities	800,842	316,888

Effect of foreign exchange rate changes on cash and cash equivalents	(704)	1,253

Net increase in cash and cash equivalents during the period	373,024	302,166

Cash and cash equivalents – Beginning of period	807,150	210,969

Cash and cash equivalents – End of period	1,180,174	513,135

Interest paid	480	552
Income taxes paid	635	36

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the six months ended September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$
Balance as at March 31, 2021		128,528,515	2,526,448	35,877	9,715	(637,757)	1,934,283

Net loss		—	—	—	—	(108,424)	(108,424)
Issuance of shares upon public offering	16	8,855,000	823,515	—	—	—	823,515
Share issuance costs		—	(33,752)	—	—	—	(33,752)
Exercise of stock options and vesting of share awards		879,677	23,052	(8,229)	—	—	14,823
Stock-based compensation		—	—	37,043	—	—	37,043
Share-based acquisition-related compensation		25,099	8,972	—	—	—	8,972
Shares issued in connection with business combination	4	4,835,670	360,474	—	—	—	360,474
Other comprehensive loss	17, 19	—	—	—	(5,070)	—	(5,070)

Balance as at September 30, 2021		143,123,961	3,708,709	64,691	4,645	(746,181)	3,031,864

Balance as at March 31, 2020		92,206,817	852,115	11,773	(6,271)	(513,479)	344,138

Net loss		—	—	—	—	(39,582)	(39,582)
Issuance of shares upon initial public offering on NYSE		10,896,196	332,334	—	—	—	332,334
Share issuance costs		—	(18,044)	—	—	—	(18,044)
Exercise of stock options and vesting of share awards		1,193,438	7,127	(2,075)	—	—	5,052
Stock-based compensation		—	—	12,123	—	—	12,123
Share-based acquisition-related compensation		174,950	3,122	—	—	—	3,122
Other comprehensive income		—	—	—	12,969	—	12,969

Balance as at September 30, 2020		104,471,401	1,176,654	21,821	6,698	(553,061)	652,112

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)

    1. Organization and nature of operations
Lightspeed Commerce Inc., formerly known as Lightspeed POS Inc., ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The Company’s software platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). Certain information and disclosures have been omitted or condensed. The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent annual audited consolidated financial statements except for those accounting policies and methods of computation relating to foreign exchange forward contracts which are discussed in note 3. These unaudited condensed interim consolidated financial statements should be read together with the Company’s annual audited consolidated financial statements and notes thereto for the fiscal year ended March 31, 2021. Certain comparative figures have been reclassified in order to conform to the current period presentation.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on November 3, 2021.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and reported amounts of revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
applied and described in the Company’s annual audited consolidated financial statements for the fiscal year ended March 31, 2021.
    3. Significant accounting policies and other changes in the current reporting period
Changes in subsidiaries
On April 16, 2021, the Company acquired a 100% interest in Vend Limited and its affiliates ("Vend") and on July 1, 2021, the Company acquired a 100% interest in NuORDER, Inc. and its affiliates ("NuORDER"), each of which are now wholly-owned subsidiaries of the Company (note 4).
Risks and uncertainties related to COVID-19
Concerns related to the spread of COVID-19 and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. The uncertainties around the COVID-19 pandemic, continuing resurgences of COVID-19, and related restrictions to contain its spread required the use of judgments and estimates which resulted in no material accounting impacts for the three and six months ended September 30, 2021 other than the impact on expected credit losses driven by the changes in the macro-economic environment due to COVID-19. For information on the Company's loss allowance, refer to note 11. The risk and uncertainties surrounding the COVID-19 pandemic generate a significant risk of material adjustment in future reporting periods to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment, and other assets and liabilities.
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9 Financial Instruments are met. The Company recognizes these foreign exchange forward contracts as either assets or liabilities on the condensed interim consolidated balance sheets and these contracts are measured at fair value at each reporting period. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and accounts payable and accrued liabilities on the condensed interim consolidated balance sheets, respectively. The Company reflects the gain or loss on the effective portion of a cash flow hedge in other comprehensive income (loss) and subsequently reclassifies cumulative gains and losses to direct cost of revenues, general and administrative, research and development, or sales and marketing expenses, depending on the risk hedged, when the hedged transactions impact the condensed interim consolidated statements of loss and comprehensive loss. If the hedged transactions become probable of not occurring, the corresponding amounts in accumulated other comprehensive income (loss) are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IFRS 9 Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Company measures these instruments at fair value with changes in fair value recognized in finance income or costs. To date, the Company has not had any foreign exchange forward contracts that do not meet the requirements in IFRS 9 Financial Instruments to be designated as a cash flow hedge.
    4. Business combinations
Vend
On April 16, 2021, the Company acquired all of the outstanding shares of Vend, a cloud-based retail management software company based in Auckland, New Zealand.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The fair value of consideration of $371,869 consisted of $192,020 cash paid on the closing date, net of cash acquired, and 2,692,277 Common Shares, at a fair value of $66.89 per share, which is based on the quoted price of the Common Shares on the NYSE on the closing date.
Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the fiscal year ended March 31, 2021 amounting to $1,151 were incurred in relation to the acquisition, and $348 were incurred for the six months ended September 30, 2021. These amounts have been included in general and administrative expenses in the Company's condensed interim consolidated statements of loss and comprehensive loss.
The results of operations of Vend have been consolidated with those of the Company as at April 16, 2021. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of Vend’s assets and liabilities as at April 16, 2021.
The following table summarizes the allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$
Cash and cash equivalents	12,753
Trade receivables and other assets	3,878

Total current assets	16,631

Property and equipment	868
Goodwill	293,664
Customer relationships	48,300
Software technology	43,700
Other long-term assets	437

Total assets	403,600

Current liabilities
Accounts payable and accrued liabilities	4,241
Deferred revenue	5,961

Total current liabilities	10,202

Deferred tax liability	8,776

Total liabilities	18,978

Fair value of net assets acquired	384,622
Less: Cash acquired	12,753

Fair value of net assets acquired, less cash acquired	371,869

Paid in Common Shares of the Company	180,086
Paid in cash	192,020
Receivable from Vend (already received)	(237)

Fair value of consideration transferred	371,869

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The goodwill related to the acquisition of Vend is composed of the benefits of increasing our strategic position by expanding our market presence, expected synergies in utilizing Vend technology in the Company’s product offerings, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.
The customer relationships of Vend and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 6 years and 5 years, respectively.
Right-of-use assets and lease liabilities of $2,761 were recorded by Lightspeed on the acquisition date of Vend.
The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date given that the assessment of the fair value of the intangible assets, goodwill, acquired assets, and assumed liabilities is still ongoing.
NuORDER

On July 1, 2021, the Company acquired all of the outstanding shares of NuORDER, the provider of a digital platform that connects businesses and suppliers.
The fair value of consideration transferred of $384,838 consisted of $207,118 cash paid on the closing date, net of cash acquired, and 2,143,393 Common Shares, at a fair value of $84.16 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. The issuance of an additional 500,629 Common Shares, at a fair value of $84.16 per share, is payable through July 2024 to certain employees contingent on continued employment of those employees and is accounted for as acquisition-related compensation expense. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.
Transaction costs relating to due diligence fees, legal costs, accounting fees and other professional fees for the six months ended September 30, 2021 amounting to $1,438 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's condensed interim consolidated statements of loss and comprehensive loss.
The results of operations of NuORDER have been consolidated with those of the Company as at July 1, 2021. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of NuORDER's assets and liabilities as at July 1, 2021.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The following table summarizes the preliminary allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$
Cash and cash equivalents	32,698
Trade receivables and other assets	3,379

Total current assets	36,077

Property and equipment	310
Goodwill	294,530
Customer relationships	63,100
Software technology	48,200
Other long-term assets	598

Total assets	442,815

Current liabilities
Accounts payable and accrued liabilities	4,295
Deferred revenue	6,737

Total current liabilities	11,032

Deferred revenue	379
Other long-term liabilities	249
Deferred tax liability	13,619

Total liabilities	25,279

Fair value of net assets acquired	417,536
Less: Cash acquired	32,698

Fair value of net assets acquired, less cash acquired	384,838

Paid in Common Shares of the Company	180,388
Paid in cash	207,118
Receivable from NuORDER	(2,668)

Fair value of consideration transferred	384,838
The goodwill related to the acquisition of NuORDER is composed of the expected synergies in utilizing NuORDER technology in the Company’s product offerings, the benefits of increasing our strategic position by expanding our market presence, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.
The customer relationships of NuORDER and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 6 years and 5 years, respectively.
Right-of-use assets and lease liabilities of $2,399 were recorded by Lightspeed on the acquisition date of NuORDER.
The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date given that the assessment of the fair value of the intangible assets, goodwill, acquired assets, and assumed liabilities is still ongoing.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The amounts of revenues contributed by Vend and NuORDER from the dates of acquisition and included in the Company's condensed interim consolidated statements of loss and comprehensive loss for the six months ended September 30, 2021 is $23,904.
After the acquisition, NuORDER is expected to have access to non-capital losses that were previously unrecognized by the Company by joining a consolidated tax group in the United States. During the six months ended September 30, 2021, this resulted in the recognition of deferred tax assets related to those non-capital losses to the extent of NuORDER’s deferred tax liabilities. The net effect on the Company's condensed interim consolidated statements of loss and comprehensive loss for the six months ended September 30, 2021 from NuORDER and the consolidated tax group in the United States was a deferred tax recovery of $13,619.
    5. Revenue from contracts with customers
The disaggregation of the Company’s revenue from contracts with customers was as follows:

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Subscription revenue	59,374	25,587	109,299	48,779
Transaction-based revenue	65,023	15,484	121,476	25,698
Hardware and other revenue	8,821	4,422	18,363	7,245

Total revenue from contracts with customers	133,218	45,493	249,138	81,722
    6. Direct cost of revenues

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Subscription cost of revenue	18,053	5,767	32,670	11,214
Transaction-based cost of revenue	39,472	8,181	71,661	13,704
Hardware and other cost of revenue	10,747	3,959	22,288	6,504

Total direct cost of revenues	68,272	17,907	126,619	31,422
    7. Employee compensation
The total employee compensation comprising salaries and benefits, excluding government assistance, for the three and six months ended September 30, 2021, was $85,046 and $151,048 (September 30, 2020 – $32,606 and $64,795).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Stock-based compensation and related costs were included in the following expenses:

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Direct cost of revenues	1,799	497	2,994	1,038
General and administrative	6,805	1,724	10,174	3,566
Research and development	7,956	2,774	12,160	5,025
Sales and marketing	12,238	3,030	20,145	5,612

Total stock-based compensation and related costs	28,798	8,025	45,473	15,241
Due to the COVID-19 pandemic, the Company benefited from global government subsidies in the three and six months ended September 30, 2020. The subsidies were included as a reduction in the following expenses:

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Direct cost of revenues	—	156	—	979
General and administrative	—	262	—	1,406
Research and development	—	610	—	2,550
Sales and marketing	—	614	—	2,923

Total government subsidy	—	1,642	—	7,858
    8. Finance income and costs

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Interest income	1,406	556	2,401	1,004
Interest expense	(687)	(688)	(1,456)	(1,437)

Net interest income (expense)	719	(132)	945	(433)

    9. Loss per share
The Company has share options and awards as potentially dilutive securities. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive securities

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the three and six months ended September 30, 2021 and 2020. All outstanding potentially dilutive securities could potentially dilute loss per share in the future.

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020

Issued Common Shares	143,123,961	104,471,401	143,123,961	104,471,401
Weighted average number of Common Shares – basic and diluted	138,796,551	94,994,301	134,839,363	93,729,348

Net loss per Common Share – basic and diluted	$(0.43)	$(0.20)	$(0.80)	$(0.42)
The weighted average number of potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive was 9,624,133 and 8,894,627 stock options and awards for the three and six months ended September 30, 2021 (September 30, 2020 - 7,847,613 and 7,682,084).
    10. Other current assets

	September 30, 2021	March 31, 2021
	$	$

Restricted cash and restricted deposits	2,742	7,749
Prepaid expenses and deposits	8,330	10,458
Commission asset	5,331	4,000
Other	2,891	1,964

Total other current assets	19,294	24,171
    11. Trade and other receivables

	September 30, 2021	March 31, 2021
	$	$

Trade	19,294	15,477
Loss allowance	(3,845)	(3,519)

Total trade receivables	15,449	11,958

Research and development tax credits receivable	5,557	6,605
Sales tax receivable	2,901	2,827
Merchant cash advances	4,645	2,309
Other	3,494	1,072

Total trade and other receivables	32,046	24,771

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    12. Other long-term assets

	September 30, 2021	March 31, 2021
	$	$

Restricted cash	885	1,325
Prepaid expenses and deposits	4,295	2,707
Commission asset	8,615	5,234
Other	3,319	2,238

Total other long-term assets	17,114	11,504
    13. Accounts payable and accrued liabilities

	September 30, 2021	March 31, 2021
	$	$

Trade	36,867	22,085
Accrued compensation and benefits	19,787	20,409
Accrued payroll taxes on stock-based compensation	10,063	5,689
Acquisition-related payables	6,382	13,792
Other	5,533	3,077

Total accounts payable and accrued liabilities	78,632	65,052

    14. Contingencies, Provisions and Commitments
A provision of $1,775 is included in accounts payable and accrued liabilities in note 13 in respect of a threatened litigation against one of the Company’s subsidiaries. Lightspeed was indemnified against the potential liability resulting therefrom as part of the acquisition of the subsidiary and the full potential amount of such liability was recovered as part of an indemnification payment received by the Company during the six months ended September 30, 2021.
A provision of $1,487 has been included in accounts payable and accrued liabilities in note 13 in respect of an ongoing litigation matter in respect of which Lightspeed has entered into a definitive agreement to settle without any admission of wrongdoing. Lightspeed is partially insured against potential liability in such matter and anticipates receiving a minimum of $282, which is included in other receivables in note 11.
The Company is involved in other litigations and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Commitments
During the six months ended September 30, 2021, the Company increased its commitments from those disclosed in its annual audited consolidated financial statements for the fiscal year ended March 31, 2021.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)

The Company renegotiated certain contracts with payments processors which include minimum fee commitments of $44,400 over the next four fiscal years and renegotiated certain contracts with cloud service providers which include additional commitments of $42,540 over the next five fiscal years.

The Company entered into a new agreement with a hardware provider with a spend commitment of $3,800 over the next two fiscal years and entered into a new lease agreement subsequent to the end of the quarter for a total commitment of $4,180 over the next six fiscal years.
    15. Credit facility
The Company has credit facilities with the Canadian Imperial Bank of Commerce (“CIBC”), which include a $25,000 demand revolving operating credit facility (the “Revolver”) and a $50,000 stand-by acquisition term loan, $20,000 of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”). The Revolver will be available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Lightspeed POS Germany GmbH (formerly Gastrofix GmbH) ("Gastrofix") and will mature 60 months thereafter. The interest rate on the current Acquisition Facility is equal to LIBOR + 3.0%.
Financial regulatory authorities have announced a transition away from IBORs towards alternative risk-free rates. Since the Acquisition Facility is based on LIBOR + 3% and the IBOR transition will result in the end of the oversight of this benchmark interest rate, the contractual terms of the Acquisition Facility are expected to be amended with an alternative benchmark. While no replacement rate has been agreed to as of yet, the Company is currently exploring its options regarding alternative benchmarks. The LIBOR benchmark used for the Acquisition Facility is expected to come to an end as of June 30, 2023.
The financing costs related to the Credit Facilities are netted against the principal and are being amortized over the 60- month term. The Credit Facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The Credit Facilities are secured by all material assets of the Company. The Company was in compliance with covenants as at September 30, 2021.
    16. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to Common Shares refer to Subordinate Voting Shares in the Capital of Lightspeed.

New Issue Offering

On August 11, 2021, the Company completed a public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares. The public offering consisted of an aggregate of 8,855,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option on August 13, 2021, to purchase 1,155,000 additional Subordinate Voting Shares. The Subordinate Voting Shares were issued from treasury for gross proceeds of $823,515 for the Company, with share issuance costs (including the underwriters' fee and other expenses related to the offering) for the Company amounting to $33,042.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    17. Accumulated other comprehensive income

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$
Balance as at March 31,	9,715	(6,271)	—	—	9,715	(6,271)

Other comprehensive income (loss)	(4,125)	12,969	(945)	—	(5,070)	12,969

Balance as at September 30,	5,590	6,698	(945)	—	4,645	6,698
    18. Related party transactions
Key management personnel includes the C-Level executives, and other Executive Vice-Presidents. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	Six months ended September 30,
	2021	2020
	$	$

Short-term employee benefits and other benefits	1,206	902
Stock-based payments	10,345	3,375

Total compensation paid to key management personnel	11,551	4,277
    19. Financial instruments
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Unobservable inputs for the asset or liability.
The Company estimated the fair value of its financial instruments as described below.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The fair value of cash and cash equivalents, restricted cash, trade receivables, trade accounts payable, accrued compensation and benefits, and other accruals is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of accrued payroll taxes on stock-based compensation approximates its carrying value as at September 30 and March 31, 2021.
Recurring fair value measurements
The fair value of merchant cash advances was determined by calculating the present value of the future estimated cash flows based on the terms of the agreements.
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.
Contingent consideration
On January 7, 2020, the Company acquired Gastrofix, a cloud-based POS hospitality software provider in Germany. The amount included in the purchase price related to the estimated fair value of contingent consideration was nil. The contingent consideration was valued by the Company using a discounted cash flow model under the income approach, and is calculated based on estimates of future revenue performance. The maximum potential contingent consideration payout was $10,030 over the two years following the acquisition. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable and accrued liabilities on the condensed interim consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the condensed interim consolidated statements of loss and comprehensive loss. As at September 30, 2021, there was no change in the estimated contingent consideration from the time of the acquisition.
As at September 30 and March 31, 2021, financial instruments measured at fair value in the condensed interim consolidated balance sheets were as follows:

	September 30, 2021			March 31, 2021

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	1,180,174	1,180,174	Level 1	807,150	807,150
Restricted cash and restricted deposits	Level 1	3,627	3,627	Level 1	9,074	9,074
Merchant cash advances	Level 3	4,645	4,645	Level 3	2,309	2,309
Liabilities:
Foreign exchange forward contracts	Level 2	945	945	—	—	—
Contingent consideration	Level 3	0	0	Level 3	0	0

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Foreign exchange forward contracts
Cash flow hedges
The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts and designated those hedges as cash flow hedges. The program was adopted during the three months ended September 30, 2021.
The notional principal of the foreign exchange contracts was approximately $66,250 CAD as at September 30, 2021 (March 31, 2021 - nil).
Hedging reserve

	2021	2020
	$	$

Balance as at March 31,	—	—
Unrealized losses on fair value that may be subsequently reclassified to condensed interim consolidated statements of loss	(1,009)	—
Losses reclassified to direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses.	64	—

Balance as at September 30,	(945)	—
No hedge ineffectiveness was recorded during the three months ended September 30, 2021.
All hedging relationships have been maintained as at September 30, 2021. No balance in the hedging reserve relates to hedging relationships for which hedged accounting is no longer applied.
Foreign Currency Exchange Risk
The Company is exposed to foreign currency exchange risk due to financial instruments denominated in foreign currencies. The Company's policy is to mitigate its exposure to foreign currency exchange risk by entering into derivative instruments. The Company has hedged some of its foreign currency exchange risk. The Company has entered into multiple foreign exchange forward contracts, none of which are for a period greater than one year. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The Company does not use derivative instruments for speculative purposes.
    20. Subsequent events
On October 1, 2021, the Company acquired all of the outstanding shares of the Ecwid corporate group ("Ecwid"), a California-based global eCommerce platform provider. The fair value of consideration transferred not contingent on the continued employment of certain Ecwid employees of $601,921 consisted of $162,901 cash paid on the closing date, net of cash acquired, and the issuance at closing of 4,471,586 Common Shares, at a fair value of $98.18 per share at the closing date, which is based on the price of the Common Shares on the NYSE on the closing date, subject to customary post-

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
September 30, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
closing adjustments. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.
The Company also issued 371,088 Common Shares at closing, at a fair value of $98.18 per share, to certain Ecwid employees, which are subject to a right of buyback for nominal consideration in favour of the Company contingent on the continued employment of such employees over the next two years and are accounted for as acquisition-related compensation expense. An additional $12,805 in deferred cash consideration is payable, along with the future issuance of 41,411 Common Shares, at a fair value of $98.18 per share, to certain Ecwid employees, both of which are also contingent on the continued employment of such employees over the next two years and are accounted for as acquisition-related compensation expense. In addition, a total of 49,875 restricted share units, at a fair value based on the price of the Common Shares on the NYSE on the future grant date of the awards, will be granted to certain Ecwid employees as acquisition consideration contingent on their continued employment over the next two years. The assessment of the purchase price and the accounting for this acquisition has not yet been finalized and certain IFRS 3 disclosures have not been included due to the timing of the acquisition.